SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________________ to __________________________

Commission File Number: 001-14135

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMI CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMI CORPORATION
ONE STATION PLACE
STAMFORD, CT 06902

OMI CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	5

Notes to Financial Statements	6 – 9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held At End of Year) as of December 31, 2004	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	11

EXHIBIT 23:
Consent of Deloitte & Touche LLP – Independent Registered Public
Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of OMI Corporation Savings Plan
Stamford, Connecticut:

We have audited the accompanying statements of net assets available for benefits of OMI Corporation Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

New York, New York
July 6, 2005

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2004	2003

ASSETS:
Investments (Note 3)
OMI Corporation Common Stock Fund	$6,191,506	$3,751,178
Shares in registered investment companies	7,560,048	7,324,136
Loans to participants	73,503	84,885

Total investments	13,825,057	11,160,199

NET ASSETS AVAILABLE FOR BENEFITS	$13,825,057	$11,160,199

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004
ADDITIONS:
Contributions:
Participant contributions	$492,082
Employer contributions	313,458

Total contributions	805,540

Investment income:
Net appreciation in fair value of investments	3,438,459
Dividends	154,031
Interest and other	4,856

Net investment income	3,597,346

DEDUCTIONS -
Benefits paid to participants	(1,737,268)
Administrative fees	(760)

Total Deductions	(1,738,028)

INCREASE IN NET ASSETS	2,664,858

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,160,199

End of year	$13,825,057

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

1.	Description of the Plan

The following description of the OMI Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General — The Plan is a defined contribution plan established on July 1, 1993 covering all full-time salaried employees of OMI Corporation (the “Company”) who have a minimum of 30 days of service. ABN AMRO Trust Services Company (“ABN AMRO”) formerly Chicago Trust Company, served as the record keeper and trustee of the Plan until December 31, 2004 when ABN AMRO was purchased by Principal Services Trust Company (“Principal”), the current record keeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to the applicable Internal Revenue Code (“IRC”) limitations. The Company matches 100 percent of employee contributions up to 6 percent of each employee’s compensation.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers registered investment companies and the OMI Common Stock Fund as investment options for participants.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administration expenses.

Participants may change their contribution elections as of any business day, and participants may change their investment fund elections daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance (account balance must not be less than $2,500), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate, plus 1 percent. Principal and interest is paid ratably through payroll deductions.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and the Company’s matching to the accounts plus actual earnings thereon.

Payments of Benefits — On termination of service due to death, disability, retirement or other reasons, a participant, or their beneficiary, will receive a lump- sum amount equal to the value of the participant’s vested interest in their account.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of assets available for benefits. The Plan invests in OMI Corporation common stock, various registered investment companies and various common collective funds. The registered investment companies and common collective funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and other distributions received and gains realized on securities are reinvested in the related investment fund.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor, OMI Corporation. The total fees paid during the year ended December 31, 2004 were $12,214.

Payment of Benefits— Benefit payments to participants are recorded upon distribution. All persons that have elected to withdraw from the Plan as of December 31, 2004 and 2003 have been paid prior to the respective plan year end date.

3.	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, respectively:

Description	2004	2003

OMI Corporation Common Stock Fund	$6,191,506	$3,751,178
Vanguard S&P 500 Fund	857,790	1,347,025
ABN AMRO/Chicago Capital Growth Fund	1,144,413	1,545,945
ABN AMRO/Income Plus Fund	1,685,541	1,063,334

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,438,459 during the year ended December 31, 2004 as follows:

OMI Corporation Common Stock Fund	$2,920,675
ABN AMRO / Income Plus Fund	47,073
Franklin U.S. Government Securities Fund	(3,288)
ABN AMRO / Chicago Trust Capital Bond Fund	(1,157)
ABN AMRO / Chicago Capital Balanced Fund	(6,695)
Vanguard S&P 500 Fund	84,575
Alliance Growth and Income Fund	4,982
Fidelity Advisor Equity Growth Fund	(260)
ABN AMRO / Chicago Capital Growth Fund	64,457
ABN AMRO Small Cap Fund	3,871
ABN AMRO / Veredus Aggressive Growth Fund	100,596
American Funds EuroPacific Growth Fund	68,917
Scudder New European Fund	31,263
AIM Asian Growth Fund	71,601
Seligman Communications and Information Fund	41,167
Alliance Technology Fund	(2,487)
Columbia Newport Greater China	11,503
Seligman Capital A	1,666

Net appreciation in fair value of investments	$3,438,459

4.	Exempt Party-in-interest Transactions

Certain Plan investments were shares of registered investment companies managed by ABN AMRO. ABN AMRO was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in common stock of OMI Corporation through the OMI Corporation Common Stock Fund. At December 31, 2004 and 2003, the Plan held 314,462 and 363,687 units, respectively, of Common Stock of the Company with a cost basis of $1,894,254 and $1,771,330, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $54,378.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter; however, the plan administrator and tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

**********

OMI CORPORATION SAVINGS PLAN				EIN :	52-2098714
FORM 5500, SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF				PN :	005
ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	( c )	(d)	(e)
	Identity of issue,	Description of	Cost	Current
	borrower, lessor,	Investment (i)		Value
	or similar party

*	ABN AMRO	OMI Corporation Common Stock Fund	**		$6,191,506

*	ABN AMRO	ABN AMRO / Income Plus Fund	**		1,685,541
	FRANKLIN	Franklin U.S. Government Securities Fund	**		290,076
*	ABN AMRO	ABN AMRO / Chicago Trust Capital Bond Fund	**		375,923
*	ABN AMRO	ABN AMRO / Chicago Capital Balanced Fund	**		342,124
	VANGUARD	Vanguard S&P 500 Fund	**		857,790
	ALLIANCE	Alliance Growth and Income Fund	**		53,752
	FIDELITY	Fidelity Advisor Equity Growth Fund	**		71,076
*	ABN AMRO	ABN AMRO / Chicago Capital Growth Fund	**		1,144,413
*	ABN AMRO	ABN AMRO Small Cap Fund	**		205,807
*	ABN AMRO	ABN AMRO / Veredus Aggressive Growth Fund	**		590,859
	AMERICAN	American Funds EuroPacific Growth Fund	**		496,243
*	ABN AMRO	Scudder New European Fund	**		256,710
*	ABN AMRO	AIM Asian Growth Fund	**		412,136
*	ABN AMRO	Seligman Communications and Information Fund	**		408,564
*	ABN AMRO	Alliance Technology Fund	**		117,197
*	ABN AMRO	Seligman Capital A Fund	**		42,948
	COLUMBIA	Columbia Newport Greater China	**		208,578
*	ABN AMRO	Liquidity Fund	**		311
*	Participant Loans	Participant Loans	**		73,503

	TOTAL INVESTMENTS				$13,825,057

*	Party-in-interest as defined by ERISA

**	In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

(i)	All of the funds are registered investment companies, except for OMI Corporation Common Stock Fund (common stock fund), ABN AMRO / Income Plus Fund (common collective fund) and Vanguard S&P 500 Fund (common collective fund).

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

OMI CORPORATION SAVINGS PLAN

Date: July 11, 2005	By:	/s/ Kathleen C. Haines
Kathleen C. Haines
Senior Vice President and
Chief Financial Officer